

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2020

Paul E. Stone
Chief Executive Officer
Hertz Global Holdings, Inc.
8501 Williams Road
Estero, Florida 33928

>   **Re: Hertz Global Holdings, Inc.**
>   **Supplement to Prospectus dated June 12, 2019**
>   **Filed June 15, 2020**
>   **File No. 333-231878**
>   **Current Report on Form 8-K**
>   **Filed June 15, 2020**
>   **Form 10-Q for the Fiscal Quarter ended June 30, 2020**
>   **Filed August 10, 2020**
>   **File No. 001-37665**

Dear Mr. Stone:

   We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Trade & Services